Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF FIBROBIOLOGICS, INC.

FibroBiologics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.	The name of the Corporation is FibroBiologics, Inc.

2.	Pursuant to Section 242 of the DGCL, the amendment herein set forth has been duly approved by the Board of Directors and holders of a majority of the outstanding shares of the Corporation.

3.	The first sentence of Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby replaced with the following:

“The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 310,000,000 shares, consisting of (i) 300,000,000 shares of common stock, par value $0.00001 per share (“Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share (“Preferred Stock”), of which 2,500 shares are designated as Series C Preferred Stock (“Series C Preferred Stock”).”

4.	This Certificate of Amendment was duly adopted and approved by the stockholders of this Corporation on the 12th day of June, 2025 in accordance with Section 242 of the DGCL.

* * * * *

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this Corporation on this 12th day of June, 2025.

FIBROBIOLOGICS, INC.

By:	/s/ Pete O’Heeron
Name:	Pete O’Heeron
Title:	Chief Executive Officer